UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

 Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: April 19, 2023

 Commission File Number: 001-39307

Legend Biotech Corporation

(Exact Name of Registrant as Specified in its Charter)

2101 Cottontail Lane

Somerset, New Jersey 08873

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Legend Biotech Announces the Entry into a Subscription Agreement for Sale of Ordinary Shares

On April 19, 2023, Legend Biotech Corporation (the “Company”) entered into a subscription agreement (the “Subscription Agreement”) with an institutional investor (the “Investor”) relating to the offer and sale of 7,656,968 ordinary shares of the Company, par value US$0.0001 per share (the “Ordinary Shares”), in a private placement at a purchase price of $26.12 per Ordinary Share, equivalent to a price of $52.24 per American Depositary Share (the “PIPE Offering”). The Subscription Agreement contains customary representations, warranties and covenants of the Company and Investor, and customary indemnification provisions for a transaction of this type.

The Company also granted the Investor customary registration rights with respect to Ordinary Shares acquired in the PIPE Offering.

This report on Form 6-K is hereby incorporated by reference in the registration statements of Legend Biotech on Form F-3 (Nos. 333-257609 and 333-257625) and Form S-8 (No. 333-239478), to the extent not superseded by documents or reports subsequently filed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEGEND BIOTECH CORPORATION

Date: April 19, 2023	By:	/s/ Ying Huang
	Name:	Ying Huang, Ph.D.
	Title:	Chief Executive Officer

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